UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Grow Capital, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

399818103

(CUSIP Number)

Terry Kennedy

c/o Off The Wall LLC

688 Childrens Way

Henderson, NV 89052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 3, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399818103

1.	Names of Reporting Person. Terry Kennedy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 10,479,469(1)

	8.	Shared Voting Power: 28,634,900(2)

	9.	Sole Dispositive Power: 10,479,469(1)

	10.	Shared Dispositive Power: 28,634,900(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,114,369(1)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒

Excludes shares beneficially owned by Amanda Kennedy, Mr. Kennedy’s spouse, and AF1 Public Relations LLC, an entity wholly-owned by Amanda Kennedy.

13.	Percent of Class Represented by Amount in Row (11): 15.6%(3)

14.	Type of Reporting Person (See Instructions): IN

(1)Terry Kennedy is the record holder of 6,716,971 shares of common stock of Grow Capital, Inc., par value $0.001 (“Common Stock”), and the direct beneficial owner of 3,762,498 shares of Common Stock, which are held in his name in a brokerage account at TD Ameritrade.

(2)Terry Kennedy is an indirect beneficial owner of (i) 2,500,000 shares of Common Stock held of record by Off the Wall LLC, a Nevada limited liability company, (ii) 4,000,000 shares of Common Stock held of record by Racing 123 LLC, a Nevada limited liability company, (iii) 13,834,002 shares of Common Stock held of record by Journey, Home 4 Teens LLC, a Nevada limited liability company, and (iv) 8,300,898 shares of Common Stock held of record by AYG LLC, a Nevada limited liability company.  Mr. Kennedy owns 50% of the membership interests in each of Off the Wall and Racing 123.  Mr. Kennedy is the sole owner of Journey, Home 4 Teens, and an indirect beneficial owner of AYG.  Mr. Kennedy is the Manager of each of the four entities.

(3)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Off the Wall LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 2,500,000(4)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 2,500,000(4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,500,000(4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.0%(5)

14.	Type of Reporting Person (See Instructions): 00

(4)Terry Kennedy is the Manager of Off the Wall and owns 50% of the membership interests in Off the Wall.

(5)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Racing 123 LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 4,000,000(6)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 4,000,000(6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,000,000(6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 1.6%(7)

14.	Type of Reporting Person (See Instructions): OO

(6)Terry Kennedy is the Manager of Racing 123 and owns 50% of the membership interests in Racing 123.

(7)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. Journey, Home 4 Teens LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 13,834,002(8)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 13,834,002(8)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,834,002(8)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 5.5%(9)

14.	Type of Reporting Person (See Instructions): OO

(8)Terry Kennedy is the Manager of Journey, Home 4 Teens and sole owner of the membership interests in Journey, Home 4 Teens.

(9)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

1.	Names of Reporting Person. AYG LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 8,300,898(10)

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 8,300,898(10)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,300,898(10)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 3.3%(1)

14.	Type of Reporting Person (See Instructions): OO

(10)Terry Kennedy is the Manager of AYG.  Journey is the sole owner of the membership interests in AYG, and Mr. Kennedy is an indirect beneficial owner of AYG.

(11)Based on 250,563,917 shares of Common Stock outstanding as of September 3, 2019.

CUSIP No. 399818103

Item 1.Security and Issuer

This Amendment No. 4 to Schedule 13D (the “Amendment”) is being filed by Terry Kennedy to update Mr. Kennedy’s Schedule 13D (the “Original Statement”) in connection with the acquisition of shares of common stock, par value $0.001 per share (“Common Stock”), of Grow Capital, Inc. (the “Issuer”) on September 3, 2019 by Journey, Home 4 Teens LLC (“Journey”) and AYG LLC (“AYG”) as further consideration for the acquisition of Bombshell Technologies, Inc. (“Bombshell”) by the Issuer on July 23, 2019 (the “Bombshell Acquisition”).  Mr. Kennedy is the Manager of Journey and AYG, and is the sole owner of the membership interests of Journey, which is the sole owner of the membership interests of AYG.  Mr. Kennedy is an indirect beneficial owner of the shares held of record by Journey and AYG.  The address of the Issuer’s principal executive offices is 2485 Village View Drive, Suite 180, Henderson, NV 89074.

Item 3.Source and Amount of Funds or Other Consideration

The following paragraphs at the end of Item 3 of the Original Statement are amended and restated as follows:

Journey is the record owner of 13,834,002 shares of Common Stock of the Issuer, 4,124,876 of which were acquired by Journey at the closing of the Bombshell Acquisition, and 9,709,126 of which were acquired as further consideration for the Bombshell Acquisition after the Issuer filed an effective amended and restated articles of incorporation that increased the number of authorized shares of Common Stock of the Issuer on September 3, 2019 (the “Share Increase”).  All of the shares were acquired at a price of $0.08159 per share in exchange for Journey’s shares of Bombshell common stock.  Mr. Kennedy is the Manager and sole owner of the membership interests of Journey and is an indirect beneficial owner of the shares held of record by Journey.

AYG is the record owner of 8,300,898 shares of Common Stock of the Issuer, 2,475,074 of which were acquired by AYG at the closing of the Bombshell Acquisition, and 5,825,824 of which were acquired as further consideration for the Bombshell Acquisition after the effectiveness of the Share Increase.  All of the shares were acquired at a price of $0.08159 per share in exchange for AYG’s shares of Bombshell common stock.  Mr. Kennedy is the Manager of AYG and is an indirect beneficial owner of the shares held of record by AYG.

Item 4.Purpose of Transaction

Item 4 of the Original Statement is amended and restated as follows:

Terry Kennedy, Off the Wall, Racing 123, Journey, and AYG acquired the above reported shares of Common Stock either as compensation for Terry Kennedy’s services as a consultant to the Issuer or based on each such Reporting Person’s belief that the securities represent an attractive investment opportunity based on the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities. The shares of Common Stock purchased by each of the above Reporting Persons were acquired in a private transaction with an officer and director of the Issuer, in private placements conducted by the Issuer or as consideration for their shares of Bombshell at the closing of the Bombshell Acquisition and upon the effectiveness of the Share Increase.  Mr. Kennedy is an indirect beneficial owner of all of the securities of the Issuer held of record by Off the Wall, Racing 123, Journey, and AYG.

In connection with the execution of the Issuer’s business plan, which is focused on moving the Issuer away from cannabis related activities and into an acquisition strategy focused on financial technology, or “fintech” and complementary opportunities., the Reporting Persons may acquire additional shares of Common Stock, either as an owner of a company acquired by the Issuer or in connection with the Issuer raising funds to execute its strategy. Journey and AYG are eligible to receive, respectively, up to an aggregate of 4,596,015 and 2,757,774 shares of Common Stock during the four years after the closing of the Bombshell Acquisition, based on whether Bombshell is able to meet certain Earnings Before Interest and Taxes thresholds during the earn-out period.  Further information on the Bombshell Acquisition can be found on the Issuer’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 27, 2019 and July 24, 2019.

Item 5.Interest in Securities of the Issuer

Item 5 of the Original Statement is amended and restated as follows:

(a)Terry Kennedy is the beneficial holder of 39,114,369 shares of Common Stock of the Issuer, representing approximately 15.6% of the outstanding Common Stock of the Issuer.  He is the record holder of 6,716,971 shares and the direct beneficial owner of 3,762,498 shares which are held in his name in a brokerage account at TD Ameritrade.  The shares held at TD Ameritrade represents approximately 1.5% of the outstanding Common Stock of the Issuer. Mr. Kennedy has sole voting and dispositive power of all shares held in his name, including the shares held at TD Ameritrade, and has shared voting and dispositive power over the shares held by Off the Wall, Racing 123, Journey and AYG.

Off the Wall is the record holder of 2,500,000 shares of Common Stock of the Issuer, representing approximately 1.0% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Off the Wall, owns 50% of the membership interests of Off the Wall and is an indirect beneficial owner of the shares held of record by Off the Wall.

Racing 123 is the record holder of 4,000,000 shares of Common Stock of the Issuer, representing approximately 1.6% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Racing 123, owns 50% of the membership interests of Racing 123 and is an indirect beneficial owner of the shares held of record by Racing 123.

Journey is the record holder of 13,834,002 shares of Common Stock of the Issuer, representing approximately 5.5% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of Journey, is the sole owner of the membership interests of Journey and is an indirect beneficial owner of the shares held of record by Journey.

AYG is the record holder of 8,300,898 shares of Common Stock of the Issuer, representing approximately 3.3% of the outstanding Common Stock of the Issuer.  Mr. Kennedy is the Manager of AYG and is an indirect beneficial owner of the shares held of record by AYG.

In the aggregate, the Reporting Persons acting as a group for purposes of Regulation 13D, as described in Item 6, beneficially own, as of September 3, 2019, 15.6% of the outstanding shares of Common Stock of the Issuer.

The foregoing beneficial ownership amounts exclude shares beneficially owned by Amanda Kennedy, Mr. Kennedy’s spouse, and AF1 Public Relations LLC, an entity wholly-owned by Amanda Kennedy, as to which as to which Mr. Kennedy disclaims beneficial ownership.  All of the percentages of beneficial ownership of the Reporting Person set forth in this Schedule 13D are based on 250,563,917 shares of issued and outstanding Common Stock of the Issuer as of September 3, 2019, as reported on the Issuer’s Current Report on Form 8-K filed September 9, 2019.

(b)Terry Kennedy has the sole power to direct the vote and to dispose of 6,716,971 share of Common Stock of the Issuer and Mr. Kennedy has the shared power to direct the vote, and shared power to dispose of 28,634,900 shares of Common Stock of the Issuer.  Off the Wall has shared power to vote and shared power to dispose of 2,500,000 shares of Common Stock of the Issuer.  Racing 123 has shared power to vote and shared power to dispose of 4,000,000 shares of Common Stock of the Issuer.  Journey has shared power to vote and shared power to dispose of 13,834,002 shares of Common Stock of the Issuer.  AYG has shared power to vote and shared power to dispose of 8,300,898 shares of Common Stock of the Issuer. Terry Kennedy is the Manager of Off the Wall, Racing 123, Journey, and AYG.  Mr. Kennedy owns 50% of the membership interests in each of Off the Wall and Racing 123, is the sole owner of Journey, and is an indirect beneficial owner of AYG.

(c)In the sixty days prior to the filing of this Schedule 13D, the Reporting Persons engaged in the following transactions with respect to the Issuer’s Common Stock:

•4,124,876 shares of Common Stock were issued to Journey on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for Journey’s shares of Bombshell common stock.

•2,475,074 shares of Common Stock were issued to AYG on July 23, 2019 at the closing of the Bombshell Acquisition at a price of $0.08159 per share in exchange for AYG’s shares of Bombshell common stock.

•9,709,126 shares of Common Stock were issued to Journey on September 3, 2019 upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition at a price of $0.08159 per share.

•5,825,824 shares of Common Stock were issued to AYG on September 3, 2019 upon the effectiveness of the Share Increase as further consideration for the Bombshell Acquisition at a price of $0.08159 per share.

(d)No person other than Terry Kennedy, Off the Wall, Racing 123, Journey, and AYG is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock of the Issuer reported hereby.

Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 10, 2019

/s/ Terry Kennedy
Terry Kennedy

OFF THE WALL LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager

RACING 123 LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager

JOURNEY, HOME 4 TEENS LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager

AYG LLC

By:	/s/ Terry Kennedy
Name:	Terry Kennedy
Title:	Manager